FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: May 4, 2005	/s/ Donat Madilo Donat Madilo Treasurer

EXHIBIT INDEX

1	Management's Discussion and Analysis for year ended December 31, 2004
2	Financial Statements for year ended December 31, 2004
3	Certificate of CEO Pursuant to Form 52-109FT1
4	Certificate of CFO Pursuant to Form 52-109FT1

EXHIBIT 1

BANRO CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2004

The following management’s discussion and analysis (“MD&A”), which is dated as of April 25, 2005, provides a review of the activities, results of operations and financial condition of Banro Corporation (the “Company”) as at and for the financial year of the Company ended December 31, 2004 (“fiscal 2004”) in comparison with those as at and for the financial year of the Company ended December 31, 2003 (“fiscal 2003”), as well as future prospects of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2004 and fiscal 2003. As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Factors that could cause such differences include changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the “DRC”), changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is engaged in the acquisition and exploration of gold properties. The Company’s main exploration focus is in the South Kivu and Maniema Provinces of the DRC where the Company holds, through four wholly-owned Congolese subsidiaries, a 100% interest in four gold properties, Twangiza, Lugushwa, Namoya and Kamituga. Through the Company’s wholly-owned Congolese subsidiary, Banro Congo Mining SARL (“Banro Congo”), the Company has also applied to the Mining Cadastral (the DRC government agency in charge of all mining registrations) for exploration permits relating to property in between the Company’s four project areas.

During fiscal 2004, the Company established an office in Bukavu in eastern DRC from which the Company’s exploration activities are supervised. The Bukavu office was fully functional from November 2004 with an experienced exploration team comprised of senior expatriate geologists, local geologists and support staff. The Company also set up offices in Kinshasa, DRC and in the United Kingdom. In November

and December 2004, exploration camps were established at Namoya and Lugushwa, respectively. The Twangiza project has been delayed due to security concerns. Fieldwork, which included gridding, geological mapping and adit, trench and soil sampling, commenced at Namoya in December 2004 and at Lugushwa in January 2005.

In February 2005, the Company’s independent geological consultants, Steffen, Robertson and Kirsten (UK) Ltd. (“SRK”), completed updated mineral resource estimates for the Company’s Lugushwa, Namoya and Kamituga properties based on historical information available. SRK’s report is available on SEDAR at www.sedar.com.

During fiscal 2005, the Company intends to carry out additional geological mapping, soil, adit and rock geochemistry and core drilling at Namoya and Lugushwa. The Company believes that the security difficulties at Twangiza will be resolved shortly. Upon resolving these issues, the Company intends to establish a field camp at Twangiza and undertake additional drilling, modeling and resource determination, as well as metallurgical test work. At Kamituga, a low key exploration program consisting of gridding, geological mapping, soil, trench and adit sampling is expected to be undertaken during the second half of 2005. See the discussion below under “Liquidity and Capital Resources” with respect to the expenditures the Company has budgeted for 2005 for exploration of the Company’s four properties.

The Company’s principal exploration objective for 2005 is to double its resources in the Measured and Indicated categories to 4,000,000 ounces of gold, while extending the Company’s total resource base. Additional information with respect to the Company’s properties and the exploration programs planned for the properties for 2005 is set out in the Twangiza, Lugushwa, Namoya and Kamituga sections of the Annual Report.

Selected Annual Information

As the Company is in the mineral exploration business and has not commenced mining operations, the Company has not generated any operating revenues to date. There is also no expectation of revenues from the Company’s activities in the foreseeable future. The following financial data, which has been prepared in accordance with Canadian generally accepted accounting principles, is derived from the Company’s consolidated financial statements for each of the three most recently completed financial years. In December 2004, the Company effected a subdivision of its outstanding common shares by changing each one of the outstanding common shares of the Company into two common shares of the Company (the “Stock Split”). The net loss per share figures set out in the following table have been adjusted to reflect the Stock Split.

	2004	2003	2002

Net loss	$ 4,649,380	$ 860,982	$1,405,718
Net loss per share	$ 0.18	$ 0.04	$ 0.08
Deferred exploration expenditures	$ 2,697,131	$ 322,690	--
Total assets	$12,661,222	$2,698,426	$2,835,976

The increase in the Company’s loss during fiscal 2004 was primarily due to a general increase in operating expenses following the resumption of exploration activities in the DRC, together with increased stock-based compensation issued to employees and directors of the Company (recorded as an expense of $2,195,231). The Company’s loss during fiscal 2004 was also significantly impacted by the recording of losses on

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the value of the Company’s investments in BRC Diamond Corporation (an equity loss of $505,153) and Nevada Bob’s International Inc. (a write down of $225,901).

The Company’s loss for fiscal 2003 was reduced from $1,222,439 to $860,982 as shown in the table as a result of the recovery of legal fees in the amount of $361,457 in a successful legal action.

Results of Operations

The Company’s operations in fiscal 2004 ended with a net loss of $4,649,380, or $0.18 per share, compared to a net loss of $860,982, or $0.04 per share, incurred in fiscal 2003. The increase in the Company’s net loss in fiscal 2004 was primarily due to increased employee stock-based compensation expense together with a general increase in operating expenses following the resumption of exploration activities in the DRC. During fiscal 2004, significant changes in operating expenses occurred in the expense categories described below as compared to fiscal 2003:

Professional fees
Professional fees, which were mainly legal, audit and accounting fees, increased by 96% to $305,905 in fiscal 2004 from $156,212 in fiscal 2003 as a result of the general increase in the Company’s activities, including efforts to list the Company’s shares on the American Stock Exchange.

Consulting fees
Consulting fees declined 63% in fiscal 2004 to $96,004 from $258,412 in fiscal 2003. The decrease in fiscal 2004 was a result of more work being carried out by staff members and less by outside consultants. Consulting fees included stock-based compensation valued at $93,474 in fiscal 2003 compared to nil for fiscal 2004.

Office and sundry
Office and sundry expenses, which include items such as rent and insurance, increased by 262% or $318,066 to $439,344 in fiscal 2004 from $121,278 in fiscal 2003. This increase was mainly due to the general increase in operating expenses during fiscal 2004 compared to fiscal 2003 as a result of the increase in the Company’s activities, including the opening of an office in the United Kingdom and the fact that during fiscal 2004 the Company no longer shared rent and other office expenses with two other corporations, Nevada Bob’s International Inc. and BRC Diamond Corporation.

Salaries
Salary expenses increased by $289,180 to $561,784 in fiscal 2004 from $272,604 in fiscal 2003 due to the hiring of additional full time staff pursuant to the resumption of operations in the DRC.

Employee stock based compensation
During fiscal 2004, the Company recorded stock-based compensation expense of $2,195,231 for stock options granted mostly to new employees, directors and officers in application of section 3870 (“stock-based compensation and other stock-based payments”) of the Canadian Institute of Chartered Accountants Handbook (“CICA 3870”). In fiscal 2003, the Company recorded stock-based compensation expense of $378,724 by applying CICA 3870 on a prospective basis.

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Travel
Travel expenses increased by 126% from $160,299 in fiscal 2003 to $362,553 in fiscal 2004 reflecting the increase in the number of trips made to the DRC to visit the Company’s properties and commence exploration work on the properties. The remote location of the Company’s four properties results in significant aircraft charter travel costs for personnel, equipment and samples. In addition, the Company incurred increased corporate travel costs to attend a number of investment conferences and meetings in North America, Europe and South Africa.

Shareholder relations and promotion
Expenses related to shareholder relations and promotion increased to $174,446 in fiscal 2004 from $55,356 in fiscal 2003 due to efforts by the Company to increase awareness in the investment community after the Company was able to re-commence exploration work in the DRC and put in place a new management team.

Bad debt expenses
During fiscal 2004, the Company recorded a loss of $203,572 as a result of an uncollectible note receivable and an advance as discussed in note (2) and note (7) of the fiscal 2004 consolidated financial statements of the Company. Both the note receivable and the advance were secured by marketable securities which the Company sold at a loss.

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the quarters of fiscal 2004 and fiscal 2003. This financial information has been prepared in accordance with Canadian generally accepted accounting principles. The net loss and net income per share figures set out in the following table have been adjusted to reflect the Stock Split.

2004
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net loss	$ (2,331,470	$ (497,183	$ (1,052,380	$ (768,346)
Net loss per share	$ (0.09	$ (0.02	$ (0.04	$ (0.03)
2003
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net income (loss)	$ (549,728	$ (243,720	$ (245,271	$ 177,737
Net income (loss) per share	$ (0.03	$ (0.01	$ (0.01	$ 0.01

The increase in the net loss recorded in the fourth quarter of 2004 as compared to the third quarter of 2004 was most significantly impacted by the recording of stock-based compensation expense of $896,860. During the fourth quarter of fiscal 2004, the Company also recorded $203,572 of bad debt expenses and $505,153 of equity loss in BRC Diamond Corporation, and wrote down its investment in Nevada Bob’s International Inc. by $225,901. As well, operating expenses in general increased by 71% during the fourth quarter of 2004 as compared to the third quarter of 2004 as a result of the resumption of exploration activities in the DRC. The net loss incurred during the third quarter of 2004 decreased significantly, compared to the net loss incurred during the second quarter of 2004, due mainly to a foreign exchange gain of $422,761 resulting from fluctuations in the value of the United States dollar relative to the Canadian dollar. The increase in the second quarter of 2004 in the

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Company’s net loss, compared to the first quarter of 2004, was also mostly impacted by a foreign exchange loss of $229,053 incurred during the second quarter of 2004, compared to $16,232 recorded during the first quarter of 2004. The net loss recorded in the first quarter of 2004, compared to the fourth quarter of 2003, increased due to a general increase in operating expenses as a result of the resumption of the Company’s activities in the DRC.

Results for the fourth quarter of 2003 were impacted by the prospective adoption by the Company of stock-based compensation to employees, directors and officers which was only recognized at December 31, 2003. This resulted in an additional expense during the fourth quarter of 2003 in the amount of $378,724. During the first quarter of 2003, the Company received the first payment of $299,056 relating to the recovery of legal fees in a successful legal case as discussed in note 10 of the Company’s fiscal 2003 consolidated financial statements. The recovery of these fees explains the net income recorded by the Company during the first quarter of 2003.

Liquidity and Capital Resources

As at December 31, 2004, the Company had cash of $9,057,197 compared to cash of $938,930 as at December 31, 2003. The significant improvement in the Company’s liquidity from December 2003 is mostly the result of the equity financing completed by the Company in March 2004, which involved the private placement of 2,000,000 common shares at a price of Cdn$8.00 per share (the said share and price figures are pre-Stock Split figures) resulting in net cash proceeds to the Company of $11,296,788. In addition, during fiscal 2004 the Company received $286,024 from the exercise of stock options and $286,048 from the exercise of share purchase warrants.

Exploration activities increased significantly in 2004 as the Bukavu office was opened and exploration camps were established at Namoya and Lugushwa during the fourth quarter of 2004. The Company has budgeted expenditures in 2005 on exploration and on general and administrative matters of approximately $11.2 million in the aggregate, allocated as follows:

($ 000's)
Twangiza exploration	3,187
Namoya exploration	2,389
Lugushwa exploration	2,148
Kamituga exploration	881
Banro Congo Mining SARL	156
Administration and office support	2,455
Total	11,216

The Company will need to raise additional funds to complete the exploration programs proposed for 2005 and to continue as a going concern. There is no assurance that such financing will be available on acceptable terms, if at all. Currently, the Company has no significant long term contractual obligations and no long term debt.

In March 2005, the Company received an additional $793,650 from the exercise of 240,000 warrants.

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Critical Accounting Estimates

Critical accounting estimates used in the preparation of the Company’s financial statements include estimates used in the calculation of the fair value of stock-based compensation. The Company used the Black-Scholes option pricing model to determine the fair value of stock options granted during the year. This model requires the Company to make reasonable assumptions in order to derive parameters such as expected volatility of the Company’s shares, the expected life of the option and interest rates, all of which are based on historical information. Future behaviors of these parameters are beyond the Company’s control, and thus, may be significantly different from the Company’s estimates.

Deferred Exploration Expenditures

The following table provides a breakdown of the Company’s deferred exploration expenditures during fiscal 2003 and fiscal 2004:

	Banro Congo	Kamituga	Lugushwa	Namoya	Twangiza	Total
Balance 12/31/2002	$ --	$ --	$ --	$ --	$ --	$ --

Administrative and
office support	117,700	--	--	--	--	117,700
Geologists	35,000	--	--	--	48,730	83,730
Travel	83,970	--	--	--	--	83,970
Mining property
fees and taxes	32,691	--	--	--	--	32,691
Depreciation	4,599	--	--	--	--	4,599

Balance 12/31/2003	$ 273,960	$ --	$ --	$ --	$ 48,730	$ 322,690

Administrative and
office support	141,588	39,794	66,114	77,851	43,144	368,491
Salaries and stock
compensation	149,919	114,103	173,897	174,428	213,640	825,987
Travel	107,233	20,059	91,011	116,763	27,473	362,539
Consulting and professional
fees	187,384	30,834	30,834	30,834	76,752	356,638
Field camps	--	15,879	45,202	58,250	53,945	173,276
Depreciation	21,958	12,638	12,638	12,638	12,638	72,510
Mineral properties	215,000	--	--	--	--	215,000

Balance 12/31/2004	$1,097,042	$233,307	$419,696	$470,764	$476,322	$2,697,131

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at April 25, 2005, the Company had outstanding 27,111,688 common shares and stock options to purchase an aggregate of 3,807,000 common shares.

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Related Party Transactions

Management fees of $34,256 in the aggregate were paid to directors of the Company during fiscal 2003. No such fees were paid during fiscal 2004. During fiscal 2004, an amount of $31,252 due from a former employee of the Company was written off and recorded as bad debt expense. During fiscal 2004, legal fees of $294,865 (2003 — $78,047) were paid to a law firm of which one partner is a director of the Company and a second partner is an officer of the Company. As at December 31, 2004, $23,207 owing to this law firm was included in accounts payable compared to $9,919 owed at December 31, 2003.

These related party transactions occurred in the normal course of operations and were measured at the exchange value.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company’s assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

The only sources of future funds for further exploration programs, or if such exploration programs are successful, for the development of economic ore bodies and the placing of them into commercial production, which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of gold are found on the Company’s properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company’s properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from operations. The exploration and development of mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company’s exploration programs will result in a profitable commercial mining operation.

The Company’s exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to gold exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

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The price of gold has fluctuated widely, particularly in recent years. The future direction of the price of gold will depend on numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company’s properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses. During fiscal 2004 and fiscal 2003, the Company recorded a foreign exchange gain of $374,636 and $356,141, respectively, due to the decline in the United States dollar value against the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

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EXHIBIT 2

Banro Corporation Consolidated Financial Statements For the years ended December 31, 2004 and 2003 (Expressed in U.S. dollars)

Banro Corporation Consolidated Financial Statements For the years ended December 31, 2004 and 2003 (Expressed in U.S. dollars)

Contents

Auditors' Report	2
Consolidated Financial Statements
Balance Sheets	3
Statements of Operations and Deficit	4
Statements of Cash Flows	5
Summary of Significant Accounting Policies	6-8
Notes to Financial Statements	9-24

Auditors’ Report

To the Shareholders of
Banro Corporation

We have audited the consolidated balance sheets of Banro Corporation as at December 31, 2004 and 2003 and the consolidated statements of deficit, operations and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Toronto, Ontario
February 25, 2005 (Except for Note 14 which is as at March 1, 2005)

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when changes in an accounting policy, such as those involving asset retirement obligations and stock based compensation described in the summary of significant accounting policies, have a material effect on the consolidated financial statements. Our report to the shareholders dated February 25, 2005 (Except for Note 14 which is as at March 1, 2005) is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants
Toronto, Ontario
February 25, 2005 (Except for Note 14 which is as at March 1, 2005)

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

Banro Corporation Consolidated Balance Sheets (Expressed in U.S. dollars)

December 31	2004	2003

Assets

Current
Cash	$9,057,197	$938,930
Accounts receivable and prepaid expenses	22,169	12,495
Amounts due from related parties (Note 7)	—	50,596

	9,079,366	1,002,021
Note receivable (Note 2)	—	216,320

Investments (Note 3)	289,011	1,014,939
Property, plant and equipment (Note 4)	595,714	142,456
Deferred exploration expenditures (Note 5)	2,697,131	322,690

	$12,661,222	$2,698,426

Liabilities and Shareholders' Equity

Current
Accounts payable	$208,826	$40,953

	208,826	40,953

Shareholders' equity
Share capital (Note 6)	51,079,128	39,469,888
Contributed surplus (Note 6)	3,337,077	502,014
Deficit	(41,963,809)	(37,314,429)

	12,452,396	2,657,473

	$12,661,222	$2,698,426

On behalf of the Board

(signed)    “Peter N. Cowley”                 Director
           Peter N. Cowley

(signed)    “Arnold T. Kondrat”                 Director
           Arnold T. Kondrat

Banro Corporation Consolidated Statements of Operations and Deficit (Expressed in U.S. dollars)

For the years ended December 31	2004	2003	2002

Expenses

Professional fees	$305,904	$156,212	$234,588
Consulting fees	96,004	258,412	356,458
Office and sundry	439,344	121,278	128,333
Salary	561,784	272,604	185,175
Employee stock based compensation	2,195,231	378,724	—
Travel	362,553	160,299	262,340
Shareholder relations and promotion	174,446	55,356	83,115
Management fees	—	34,256	10,286
Interest and bank charges	6,868	3,770	2,532
Amortization	47,384	44,031	49,857
Bad debt expenses (note 2 and note 7)	203,572	—	—
Foreign exchange loss (gain)	(330,449)	(356,141)	55,028

	(4,062,641)	(1,128,801)	(1,367,712)
Interest income	122,209	28,543	29,461

Loss from operations	(3,940,432)	(1,100,258)	(1,338,251)
Share of equity loss of BRC Diamond	(505,153)	(116,731)	(56,821)
Loss on dilution of interest in BRC Diamond	(2,232)	(2,899)	—
Loss on disposition of capital asset	—	—	(10,646)
Loss on deconsolidation of Sakima (Note 1)	—	(2,551)	—
Write down of investment (Note 3)	(225,901)	—	—
Recovery of legal fees from lawsuit (Note 10)	24,338	361,457	—

Net loss for the year	(4,649,380)	(860,982)	(1,405,718)
Deficit, beginning of year	(37,314,429)	(36,453,447)	(35,047,729)

Deficit, end of year	$(41,963,809)	$(37,314,429)	$(36,453,447)

Loss per share (Note 6(e))	$(0.18)	$(0.04)	$(0.08)

Banro Corporation Consolidated Statements of Cash Flows (Expressed in U.S. dollars)

For the years ended December 31	2004	2003	2002

Cash provided by (used in)

Operating activities
Net loss for the period	$(4,649,380)	$(860,982)	$(1,405,718)
Adjustments to reconcile loss to net cash
provided by operating activities
Unrealized foreign exchange gain	(380,850)	(110,854)	(8,791)
Share of equity loss	505,153	116,731	56,821
Loss on dilution of interest	2,232	2,899	—
Value of options issued (Note 6(d))	2,195,231	472,198	33,705
Amortization	47,384	44,031	49,857
Bad debts	203,572	—	—
Loss on disposition of capital assets	—	—	10,646
Write down of investment	225,901	—	—
Accrued interest on notes receivable	—	(8,320)	(8,000)
Changes in non-cash working capital
Accounts receivable and prepaid expenses	(8,593)	28,980	276,262
Accounts payable	157,413	(42,912)	(301,248)

	(1,701,937)	(358,229)	(1,296,466)

Investing activities
Acquisition of property, plant and equipment	(573,154)	(79,467)	(22,232)
Disposition of property, plant and equipment	—	—	21,960
Proceeds on amount due from BRC Diamond	—	189,574	(547,764)
Due from related parties and note receivable	63,344	(88,916)	(115,882)
Deferred exploration expenditures	(1,921,718)	(318,091)	—

	(2,431,528)	(296,900)	(663,918)

Financing activities
Common shares issued for cash	11,868,860	296,095	3,173,191
Due to related parties	—	4,912	(4,912)

	11,868,860	301,007	3,168,279

Foreign exchange gain on cash held in foreign currency	382,872	65,047	5,573

Net increase (decrease) in cash during the year	8,118,267	(289,075)	1,213,468

Cash, beginning of year	938,930	1,228,005	14,537

Cash, end of year	$9,057,197	$938,930	$1,228,005

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)

December 31, 2004 and 2003

Nature of Business	Banro Corporation’s (the “Company”) business focus is the exploration of mineral properties in the Democratic Republic of the Congo (the “Congo”). The Company was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

Principles of Consolidation	These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries in Canada, Delrand Resources Inc and Loncor Resources Inc, its wholly-owned subsidiary in the United States, Banro American Resources Inc., and its wholly-owned subsidiaries in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL, Twangiza Mining SARL and Loncor Resources Congo SPRL.

Up to September 30, 2003, the consolidated financial statements also included the accounts of the Company’s 93% owned subsidiary in the Congo, Société Aurifère du Kivu et du Maniema S.A.R.L. (“Sakima”). The Congolese government held the remaining 7% ownership interest of Sakima (Note 1).

Investments	Investments in companies subject to significant influence are accounted for using the equity method. Other long-term investments are accounted for using the cost method.

Property, Plant and Equipment	Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is recorded as follows:

Office furniture and fixtures - 20% declining balance basis
Office equipment - Straight line over four years
Vehicles - Straight line over four years
Field camps - Straight line over four years
Surveying equipment - Straight line over four years
Communicating equipment - Straight line over four years
Leasehold improvements - Straight line over five years

Asset Impairment	The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)

December 31, 2004 and 2003

Foreign Currency Translation	These consolidated financial statements are expressed in the functional currency of the Company, United States dollars. For integrated operations, monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the year; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items, except amortization, are translated at average rates of exchange in effect during the year. Realized exchange gains and losses and currency translation adjustments are included in the consolidated statements of operations and deficit.

Deferred Exploration Expenditures	Exploration costs relating to mineral properties and rights are deferred and carried as an asset until the results of the projects are known. As the Company currently has no operational income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration costs. If a property is determined to be non-commercial, non- productive or its value is impaired, those costs in excess of estimated recoveries are charged to operations.

Stock Options	The Company has a stock option plan, which is described in Note 6(d). During 2003 the Company adopted, on a prospective basis, the fair value method of accounting for stock options granted to directors, officers and employees whereby the weighted average fair value of options granted is recorded as a compensation expense in the financial statements. Compensation expense on stock options granted to non-employees is recorded as an expense in the period at the earlier of the completion of performance and the date the options are vested using the fair value method. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchases of shares is credited to share capital.

Asset Retirement Obligations	Effective 1 January 2004, the Company adopted the CICA Handbook Section 3110 “Asset Retirement Obligations”, which established standards for asset retirement obligations and the associated retirement costs related to reclamation and abandonment. The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)

December 31, 2004 and 2003

Financial Instruments	Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of its financial instruments approximate their carrying values, unless otherwise noted. At the year end the Company held $2,314,908 (2003 — $899,111) in Canadian dollars.

Income Taxes	The asset and liability method is used to determine income taxes. Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities. Future tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Net future income tax assets are offset by valuation allowances to the extent that they are not more likely not to be realized.

Use of Estimates	The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)

December 31, 2004 and 2003

1.	Interest in Congolese Subsidiaries

On July 31, 1998 the Company discovered that the government of the Congo, without prior warning or consultation, had issued Presidential decrees purporting to, among other things, (a) dissolve Sakima and (b) terminate the Company’s mining convention relating to the Company’s mineral properties. The Company disputed the validity of the Congolese government actions and vigorously pursued resolution of the disputes through legal procedures.

On April 18, 2002 the government of the Congo formally signed a settlement agreement with the Company. The agreement calls for, among other things, the Company to hold a 100% interest in the Twangiza, Kamituga, Lugushwa and Namoya gold deposits under a revived 30-year mining convention. The government of the Congo will retain 100% of the tin assets. Subsequent to the signing of the settlement agreement the Company filed with the Federal Court in Washington, DC, a notice of dismissal with respect to its legal action against the Congolese government.

On May 30, 2003 the government of the Congo issued Presidential decrees to rescind the July 31, 1998 decrees and to amend the Company’s mining convention in accordance with the settlement agreement signed on April 18, 2002.

On September 30, 2003 the Company wound up the operations of Sakima and transfered all its shares in Sakima to the government of Congo in accordance with the April 18, 2002 settlement agreement after Sakima’s title in the gold deposits was transferred to the Company’s new wholly-owned subsidiaries.

The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold and other mining properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company’s activities in this country or may result in the impairment or loss of part or all of the Company’s interest in the properties.

2.	Note Receivable

The note, receivable from a shareholder of the Company, was secured by a pledge of marketable securities. On November 30, 2004, the Company sold the pledged securities for $44,000 and recorded a loss of $172,320.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)

December 31, 2004 and 2003

3.	Investments

(a)	Investment in Nevada Bob’s International Inc.

The investment in Nevada Bob’s International Inc. (NBI), a franchisor of golf equipment and apparel, represents 6.05% (2003 — 6.55%) of the outstanding common shares of NBI and is accounted for under the cost method, as management does not have the ability to exercise significant influence over NBI. This investment will continue to be carried at cost and will be written down only when there has been a loss in value which is other than temporary. The investment was written down to its market value at December 31, 2004. The quoted market value of the shares on December 31, 2004 was $0.16 per share or $150,601 in aggregate (2003 — $320,027).

Effective December 31, 2003 the Company entered into an agreement with NBI in order to receive 941,255 common shares of NBI at a price of $0.40 per share or $376,502 in the aggregate, in order to settle an outstanding debt of NBI to the Company of the equivalent amount.

(b)	Investment in BRC Diamond Corporation

On March 10, 2004, the Company completed a debt settlement transaction with BRC Diamond Corporation (formerly BRC Development Corporation) (“BRC”). Pursuant to this transaction, the Company received 244,032 common shares of BRC at a price of Cdn. $1.35 per share, or Cdn. $329,443 in aggregate, in order to settle an outstanding debt of BRC to the Company of the equivalent amount. The Company owns 3,744,032 common shares, representing a 39.67% (2003 – 40.30%) equity interest, in BRC with a quoted market value of approximately $7,007,985 at December 31, 2004 (2003 — $3,509,448).

Effective August 11, 2004, BRC was continued under the Canada Business Corporations Act (BRC was formerly governed by the Ontario Business Corporations Act) and changed its name from BRC Development Corporation. The principal business of BRC is the acquisition and exploration of mineral properties.

The Company’s investment in BRC is summarized as follows:

	2004	2003

Equity investment, beginning of year	$ 383,338	$ 502,968
Shares received on debt settlement	254,099	--

	637,437	502,968
Share of equity loss	(505,153)	(116,731)
Loss on dilution of interest	(2,232)	(2,899)

Equity investment, end of year	130,052	383,338
Amount due from BRC	8,358	255,099

	$ 138,410	$ 638,437

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)

December 31, 2004 and 2003

3.	Investments (continued)

(b)	Investment in BRC Diamond Corporation (continued)

BRC’s summarized audited balance sheet and income statement for the years ended December 31, 2004 and 2003, converted to US $ at the year end rate of exchange, are as follows:

	2004	2003

Assets
Current assets	$ 96,111	$ 59,689
Investment	133,681	1,016,542
Mineral properties	434,781	358,309
Deferred pre-operating costs	--	17,340
Property, plant and equipment	40,205	57,879

	704,778	1,509,759

Liabilities	256,497	378,921

Net Equity	$ 448,281	$1,130,838

	2004	2003	2002

Income Statement
Interest income	$ 7	$ 2	$ 10
Expenses	(309,511)	(340,649)	(150,667)
Write-off of investment	(890,863)	--	--
Write-off of mineral claims	(4,654)	(3,169)	(25,263))

Net Loss	$(1,205,021)	$(343,816)	$(175,920)

4.	Property, Plant and Equipment

December 31, 2004	Cost	Accumulated Amortization	Net Book Value

Office furniture and fixtures	$ 30,839	$ 13,922	$ 16,917
Office equipment	270,768	102,305	168,463
Vehicle	308,852	42,477	266,375
Communication equipment	32,347	3,755	28,592
Field camps	86,100	7,605	78,495
Surveying equipment	24,012	3,002	21,010
Leasehold improvement	105,746	89,884	15,862

	$858,664	$262,950	$595,714

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)

December 31, 2004 and 2003

4.	Property, Plant and Equipment (continued)

December 31, 2003	Cost	Accumulated Amortization	Net Book Value

Office furniture and fixtures	$ 18,254	$ 12,162	$ 6,092
Office equipment	114,390	59,235	55,155
Vehicle	47,145	2,947	44,198
Leasehold improvement	105,746	68,735	37,011

	$285,535	$143,079	$142,456

5.	Deferred Exploration Expenditures

Deferred Exploration

	2004	2003	Cumulative from inception in April 1994 to December 31, 2004

Exploration cost	$1,921,718	$ 318,091	$ 18,397,889
Stock option compensation expense	380,212	--	380,212
Amortization of plant and equipment	72,511	4,599	107,961

Net expenditure	2,374,441	322,690	18,886,062
Effect of exchange rate change	--	--	2,511

	2,374,441	322,690	18,888,573
Write-off	--	--	(16,191,442)

	$2,374,441	$ 322,690	$ 2,697,131

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)

December 31, 2004 and 2003

5.	Deferred Exploration Expenditures (continued)

Mineral rights

	2004	2003	Cumulative from inception in April 1994 to December 31, 2004

Mineral rights	$ --	$ --	$ 9,681,194
Write-off	--	--	(9,681,194)

	$ --	$ --	$ --

Because of the events referred to in Note 1, the mineral rights and deferred exploration expenditures, previously deferred, were written off in 2000.

6.	Share Capital

(a)	Authorized Share Capital

Unlimited number of common shares Unlimited number of preference shares, issuable in series

(b)	Issued Share Capital — Common Shares

	Number of Shares	Amount

December 31, 2001	7,472,844	$35,996,713
Exercise of stock options	38,750	22,710
Exercise of warrants	425,000	125,502
Issued during the year	1,950,000	3,028,868

December 31, 2002	9,886,594	39,173,793
Exercise of stock options	41,250	23,017
Exercise of warrants	500,000	273,078

December 31, 2003	10,427,844	39,469,888
Exercise of stock options	505,000	286,024
Exercise of warrants	350,000	286,048
Issued during the year	2,000,000	11,037,168
Stock split	13,282,844	--

December 31, 2004	26,565,688	$51,079,128

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)

December 31, 2004 and 2003

6.	Share Capital —(continued)

(b)	Issued Share Capital — Common Shares (continued)

(i)	On January 24, 2002, the Company issued by way of a non-brokered private placement 350,000 units (700,000 post split) of the Company at a price of Cdn. $0.70 per unit (Cdn $0.35 post split) for cash proceeds of Cdn. $245,000 (US $152,886). Each unit consists of one common share of the Company and one non-transferable warrant. Each such warrant entitles the holder thereof to purchase one common share of the Company at a price of Cdn. $0.80 (Cdn $0.40 post split) for a period of two years.

(ii)	On March 25, 2002, the Company completed a non-brokered arm’s length private placement of 500,000 (1,000,000 post split) common shares of the Company at a price of Cdn. $1.30 (Cdn $0.65 post split) per share for cash proceeds of Cdn. $650,000 (US $408,703).

(iii)	On April 22, 2002, the Company completed a non-brokered arm’s length private placement of 100,000 units (200,000 post split) of the Company at a price of Cdn. $1.50 (Cdn $0.75 post split) per unit for cash proceeds of Cdn. $150,000 (US $94,067). Each unit consists of one common share of the Company and one non-transferable warrant. Each such warrant entitles the holder thereof to purchase one common share of the Company at a price of Cdn. $1.80 (Cdn $0.90 post split) for a period of two years.

(iv)	On May 21, 2002, the Company completed a non-brokered arm’s length private placement of 1,000,000 (2,000,000 post split) common shares of the Company at a price of Cdn. $3.65 (Cdn $1.83 post split) per share for cash proceeds of Cdn. $3,650,000 (US $2,373,212).

(v)	On March 30, 2004, the Company completed a private placement (the “Offering”) of 2,000,000 (4,000,000 post split) common shares at Cdn $8.00 ($4.00 post split) per share for gross proceeds of Cdn $16,000,000 (US$ 12,201,600). The net proceeds of the financing will be used to advance the Company’s projects in the Congo located within the Twangiza – Namoya gold belt and for general corporate purposes.

Kingsdale Capital Markets Inc. and Kingsdale Capital Partners Inc. (collectively, the “Agent”) acted as the Company’s agent in connection with the Offering. In consideration for its services, the Company paid to the Agent a cash fee equal to 6% of the gross proceeds of the Offering and issued to the Agent 120,000 (240,000 post split) broker warrants (the “Broker Warrants”). Each Broker Warrant entitles the holder thereof to purchase one common share of the Company at a price of Cdn $8.00 ($4.00 post split) per share for a period of one year.

In December 2004 the Company effected a subdivision of its outstanding common shares by changing each one of the outstanding common shares of the Company into two common shares of the Company. This stock split was authorized by the shareholders of the Company at the annual and special meeting of shareholders held on June 29, 2004.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)

December 31, 2004 and 2003

6.	Share Capital —(continued)

(c)	Warrants

The following table summarizes information about warrants outstanding and exercisable at December 31, 2004 and for the two years then ended, which takes into account the effects of the Company’s stock split referred to in note 6(b):

	Number Outstanding	Exercise price Cdn $	Expiry Date

Warrants granted 01/24/02	500,000	0.40	01/24/04
Warrants granted 04/22/02	200,000	0.90	04/22/04

December 31, 2003	700,000
Warrants exercised	(700,000)
Warrants granted 03/30/04	240,000	4.00	03/29/05

December 31, 2004	240,000	4.00

The fair value of the warrants issued to the Agent for the private placement has been calculated using the Black-Scholes option pricing model. The amount of $259,620 has been debited to share capital and credited to contributed surplus. The factors used to estimate the fair value are:

(i)	risk-free interest rate: 2.25%

(ii)	expected volatility: 90.02%

(iii)	expected life: 1 year

(iv)	expected dividends: $Nil

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)

December 31, 2004 and 2003

6.	Share Capital —(continued)

(d)	Stock Options

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company. As at December 31, 2004, the number of stock options still available to be granted under this Stock Option Plan was 1,317,000 (post-split).

Under this Stock Option Plan, options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. As at December 31, 2004, the Company had 3,713,000 (post-split) stock options outstanding to acquire common shares at a weighted-average price of Cdn $2.99 per share, expiring at various dates between October 2006 and October 2009.

The following table summarizes information about stock options during the year (1):

	Number of Options	Weighted average exercise price Cdn $

Outstanding at December 31, 2002	1,488,500	0.41
Exercised, expired or forfeited	(182,500)	(0.6	6)
Granted	857,000	2.02

Outstanding at December 31, 2003	2,163,000	1.03
Exercised	(1,010,000)	(0.3	7)
Granted	2,560,000	3.61

Outstanding at December 31, 2004	3,713,000	2.99

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)

December 31, 2004 and 2003

6.	Share Capital —(continued)

(d)	Stock options — (continued)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2004(1):

Options outstanding and exercisable

Date of grant	Number outstanding at 12/31/04	Options Exercisable at 12/31/04	Exercise price Cdn $	Expiry date
01/08/02	296,000	296,000	0.40	01/08/07
10/16/03	337,000	252,750	2.00	10/16/08
10/16/03	120,000	90,000	2.00	10/16/06
10/29/03	200,000	150,000	2.06	10/29/08
10/29/03	200,000	150,000	2.06	10/29/06
01/21/04	800,000	400,000	3.00	01/21/09
02/03/04	100,000	50,000	3.00	02/03/09
02/17/04	300,000	150,000	3.50	02/17/09
03/16/04	400,000	200,000	4.10	03/16/09
06/24/04	840,000	420,000	4.00	06/22/09
08/31/04	80,000	20,000	4.00	08/31/09
10/06/04	40,000	10,000	4.00	10/06/09

	3,713,000	2,188,750

(1)	The numbers in the stock option tables have been retroactively adjusted to reflect the effects of the Company’s stock split discussed in note 6(b).

2003

During 2003, the Company recognized in the statement of operations as an expense $378,724 representing the weighted average grant-date fair value of stock options granted to employees, directors and officers under the Company’s stock option plan. This amount was credited accordingly to contributed surplus in the balance sheet.

During 2003, a total of 145,000 stock options previously issued to consultants and other service providers vested. The weighted average grant-date fair value of these vested stock options was $93,474. This amount was recognized in the statement of operations as an expense and was credited accordingly to contributed surplus in the balance sheet. During 2003 a total of 100,000 options previously granted to consultants were cancelled.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)

December 31, 2004 and 2003

6.	Share Capital —(continued)

(d)	Stock Options — (continued)

2004

During 2004, the Company recognized in the statement of operations as an expense $2,195,231 representing the weighted average grant-date fair value of stock options granted to employees, directors and officers under the Company’s stock option plan. In addition, an amount of $380,212 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the year based on the following factors:

(i)	risk-free interest rate: 2.24% to 3.34% (2003 – 2.54%)

(ii)	expected volatility: 51.21% to 97.1% (2003 – 118%)

(iii)	expected life: 2.77 years (2003 – 3.74 years)

(iv)	expected dividends: $Nil (2003 — $Nil)

(e)	Earnings (Loss) per Share

Earnings (loss) per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2004, amounting to 25,322,729 (2003 – 19,837,572; 2002 – 18,367,362) common shares. The weighted average common shares outstanding have been adjusted to reflect the stock split discussed in Note 6(b).

Fully diluted earnings (loss) per share have not been presented since the exercise of the options and warrants would be anti-dilutive.

(f)	Contributed Surplus

	2004	2003

Balance at the beginning of the year	$ 502,014	$ 29,816
Options	2,575,443	472,198
Warrants granted	259,620	--

Balance at the end of the year	$3,337,077	$502,014

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)

December 31, 2004 and 2003

7.	Related Party Transactions

Management fees of $Nil (2003 — $34,256; 2002 — $10,286) were paid to directors of the Company.

During 2004, an amount of $31,252 due from a former employee of the Company was written off and recorded as bad debt expense in the statement of operations.

Legal fees of $294,865 (2003 — $78,047; 2002 — $98,442) were paid to a law firm of which two partners are also directors of the Company. At the year end $23, 207 (2003 — $9,919) owing to this legal firm was included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange value.

8.	Income Taxes

The Company’s income tax provisions (recovery) for the year ended December 31, 2004, 2003 and 2002 have been calculated as follows:

	2004	2003	2002

Net loss for the year	$ 4,649,380	$ 860,982	$ 1,405,718

Combined federal and provincial income
tax rates	36.12%	36.62%	38.62%

Income tax recovery at Canadian federal
and provincial statutory rates
	$(1,679,356)	$(315,292)	$ (542,888)
Share issue costs	(65,965)	--	--
Other	552	10,817	10,295
Non deductible amounts expensed	980,379	79,427	43,487
Losses expired	151,721	448,949	123,438
Change in tax rate	--	34,973	307,381
Change in valuation allowance	612,669	(258,874)	58,287

	$ --	$ --	$ --

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)

December 31, 2004 and 2003

8.	Income Taxes —(continued)

The nature and tax effect of the temporary differences giving rise to the future income tax assets and liabilities at December 31, 2004 and 2003 are summarized as follows:

	2004	2003

Property, plant and equipment	$ 52,904	$ 35,798
Investments and other	24,849	(4,187)
Non-capital losses carried forward	2,611,006	2,044,479

Net future tax asset before valuation allowance	2,688,759	2,076,090
Valuation allowance	(2,688,759)	(2,076,090)

Net future tax asset	$ —	$ —

As at December 31, 2004, the Company has estimated tax losses for Canadian income tax purpose that may be carried forward to reduce taxable income derived in future years. A summary of these tax losses is provided below. These tax losses will expire as follows:

2005	$1,295,000
2006	649,000
2007	681,000
2008	841,000
2009	1,446,000
2010	328,000
2014	1,988,000

$7,228,000

A valuation allowance has been recorded to offset the potential benefits of these carry-forward non-capital losses and deductible temporary differences in these consolidated financial statements as the realization thereof is not considered more likely than not.

9.	Lease Commitments

The Company’s future minimum lease commitments for office premises as at December 31, 2004 for the following five years are as follows:

2005	$208,038
2006	131,714
2007	74,763
2008	74,763
2009	74,763
2010 and thereafter	49,842

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)

December 31, 2004 and 2003

10.	Recovery of Legal Fees

During the year the Company received an additional amount relating to a court award in a legal case over the ownership of metals inventory.

11.	Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Democratic Republic of the Congo. Geographic segmentation of capital assets and deferred exploration costs is as follows:

	2004	2003

Democratic Republic of the Congo - deferred exploration costs	$2,697,131	$322,690
Democratic Republic of the Congo - capital assets	518,115	68,983
Canada - capital assets	77,599	73,473

	$3,292,845	$465,146

12.	Comparative Figures

The prior period figures have been reclassified to conform to the current presentation.

13.	Significant Non-cash Transactions

During the year the Company undertook the following significant non-cash transactions:

	2004	2003	2002

Amortization included in deferred exploration	72,511	4,599	—
expenditures
Stock option compensation included in deferred
exploration expenditures	380,212	—	—
Shares received on debt settlement	254,099	376,502	—

14.	Subsequent events

During January 2005, 40,000 stock options with an exercise price of Cdn $4.50 which had been set aside for a prospective employee, were issued upon acceptance of the employment.

On February 11, 2005 the Company granted an aggregate of 290,000 stock options with an exercise price of Cdn $4.70.

On March 1, 2005 the Company granted 70,000 stock options with an exercise price of Cdn $4.70.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)

December 31, 2004 and 2003

15.	Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies do not differ materially from accounting principles generally accepted in the United States (“U.S. GAAP”) except for the following:

(a)	Employee and Directors Stock Options

Prior to 2003, the Company accounted for employee and director stock options under APB Opinion No. 25 under which no compensation cost is recognized when the exercise price equals or exceeds the fair value at the date of grant. The Company recognized no compensation cost as no stock options were granted with an exercise price less than fair value.

Under Canadian GAAP, effective January 1, 2002 on a prospective basis, the Company adopted the new CICA policy of accounting for stock based compensation. Compensation expense on stock options granted to directors, officers and employees, was not recorded. However, disclosure of the effects of accounting for the compensation expense, utilizing the fair value method estimated using the Black-Scholes Option Pricing Model, was disclosed as pro-forma information.

Under Canadian GAAP, effective January 1, 2003 on a prospective basis, the Company commenced the expensing of all stock based compensation for new stock option grants applying the fair value method estimated by using the Black-Scholes Option Pricing Model. For US GAAP the Company has adopted, effective January 1, 2003 on a prospective basis, the fair value recognition provisions of SFAS 123.

(b)	Mineral Properties

U.S. GAAP requires that costs pertaining to mineral properties with no proven reserves be reflected as expenses in the period incurred.

(c)	Comprehensive Income

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

(d)	Marketable Securities

Under accounting principles generally accepted in Canada, gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment of value which is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealised gain and losses are recognized in other comprehensive income unless there is deemed to be an impairment which is other than temporary. Under FAS 115 the Company is accounting for the marketable securities as available for sale.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)

December 31, 2004 and 2003

(e)	Equity Investment

For US GAAP purposes the equity loss from the investee must be increased by the costs pertaining to mineral properties with no proven reserves. In addition as the investee is a self sustaining operation account needs to made of the cumulative translation adjustment relating to the conversion of the assets and liabilities of the investee into US dollars. For Canadian GAAP the cumulative translation adjustment is not shown separately.

(f)	Recently issued United States Accounting Standards

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It also requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective generally at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities. It is to be implemented by reporting a cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this statement did not have a material effect on the financial position of the Company or results of its operations.

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123R (Revised), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement No. 123(R). Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and is effective at the beginning of the first annual period beginning after June 15, 2005. The Company has determined that this will have no effect on the Company’s consolidated financial position or results of operations.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)

December 31, 2004 and 2003

15.	Generally Accepted Accounting Principles in Canada and the United States (continued)

The impact of the foregoing on the financial statements is as follows:

Income Statement

	2004	2003	2002

Loss per Canadian GAAP	$(4,649,380)	$(860,982)	$(1,405,718)
Equity loss adjustment	(19,702)	(25234)	(4,037)
Deferred exploration	(2,374,441)	(322,690)	—

Loss per U.S. GAAP	(7,043,523)	(1,208,906)	(1,409,755)
Other comprehensive gain(loss) - Cumulative
translation adjustment	(38,341)	66,449	(24,082)
Other comprehensive gain(loss) - Adjustment for
shares held for sale	56,475	(56,475)	—

Total comprehensive loss	$(7,025,389)	$(1,198,932)	$(1,433,837)

Loss per share (basic and diluted)	$(0.28)	$(0.06)	$(0.08)

Balance Sheet

	2004	2003

Total assets per Canadian GAAP	$12,661,222	$2,698,426
Investments	—	(56,475)
Equity investment	(130,052)	(72,009)
Deferred exploration	(2,697,131)	(322,690)

Total assets per U.S. GAAP	$9,834,039	$2,247,252

Total liabilities per Canadian and U.S. GAAP	$208,826	$40,953

Shareholders' equity per Canadian GAAP	$12,452,396	$2,657,473
Equity investment adjustments	(135,977)	(116,275)
Deferred exploration	(2,697,131)	(322,690)
Accumulated other comprehensive loss per U.S. GAAP
Cumulative translation account	5,925	44,266
Adjustment for investments held for sale	—	(56,475)

Total shareholders' equity per U.S. GAAP	$9,625,213	$2,206,299

Total liabilities and shareholders' equity per
U.S. GAAP	$9,834,039	$2,247,252

EXHIBIT 3

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Peter N. Cowley, the Chief Executive Officer and President of Banro Corporation, certify that:

1.	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Banro Corporation (the issuer) for the period ending December 31, 2004;

2.	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date:  May 2, 2005.

(signed)     “Peter N. Cowley”
Name: Peter N. Cowley
Title: Chief Executive Officer and President

EXHIBIT 4

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, J. Gregory Short, the Chief Financial Officer of Banro Corporation, certify that:

1.	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Banro Corporation (the issuer) for the period ending December 31, 2004;

2.	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: May 2, 2005.

(signed)     “J. Gregory Short”
Name: J. Gregory Short
Title: Chief Financial Officer